SCHEDULE 13D/A

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
9/05/06

1. NAME OF REPORTING PERSON
Bulldog Investors, Phillip Goldstein and Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________

7. SOLE VOTING POWER

1,413,955

8. SHARED VOTING POWER

0

9. SOLE DISPOSITIVE POWER

1,413,955
_______________________________________________________

10. SHARED DISPOSITIVE POWER

0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

1,413,955

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES
[]
___________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11
6.59%


14. TYPE OF REPORTING PERSON

IA
___________________________________________________________
_____

This statement constitutes amendment No.2 to the Schedule
13D filed on September 26, 2005. Except as specifically set forth herein, the Schedule 13D remains unmodified.


Item 4 is amended as follows:
ITEM 4. PURPOSE OF TRANSACTION
On September 5, 2006 the reporting persons sent a letter to the issuer's Chairman, Mark M. Tanz. A copy of the letter is attached (Exhibit 1).


Item 7 is amended as follows:
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit 1. Letter to Mark M. Tanz, Chairman of the Board

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 9/6/06

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /s/ Andrew Dakos
Name:   Andrew Dakos



Exhibit 1

Opportunity Partners L.P.
60 Heritage Drive
Pleasantville, NY 10570
(914) 747-5262
Fax: (914) 747-5258
oplp@optonline.net

September 5, 2006

Mr. Mark M. Tanz
Chairman of the Board
Sizeler Property Investors, Inc.
2542 Williams Boulevard
Kenner, LA 70062


Dear Mr. Tanz:

We have reviewed today's press release from Compson Holding
Corporation ("Compson") in which Compson offers to acquire all Sizeler Property Investors, Inc ("Sizeler" and the
"Company") assets for the equivalent of $16.10 per share in cash. As you know, we have significant concerns with respect to how Sizeler handled the auction process for the Company. The conflicts of interests between you, as Chairman of Sizeler, and Revenue Properties Company Limited and Morgaurd Corporation are particularly disturbing. The
Compson offer now provides you with the opportunity to put to rest the question of whether or not the process was indeed fair and designed to maximize value for all Sizeler shareholders, not just Revenue Properties.

In light of the superior all cash offer proposed by Compson we call on the board to immediately enter into discussions with Compson or any other interested party that may be willing to offer a premium to the current $15.10 per share offer. In addition, given the attractiveness of the Compson proposal, we call on the board to reconsider liquidation as a means to maximize value for all Sizeler shareholders.

We look forward to your immediate affirmative response.

Very truly yours,




Phillip Goldstein
Portfolio Manager